Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

July 27, 2007

MAIL STOP 7010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: TRACIE TOWNER

Re:	Nuance Resources Corp. Amendment No. 4 to Registration Statement on Form SB-2 Filed July 9, 2007 File No. 333-141343
Dear Ms. Towner:

We write on behalf of Nuance Resources, Corp. (the “Company”) in response to your letter of July 20, 2007, by Karl Hiller, Branch Chief, regarding the above-referenced Amendment No. 4 to Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the Fifth Amended Registration Statement on Form SB-2 (the “Fifth Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form-SB-2/A3 Filed July 9, 2007

Unaudited Financial Statements

1.	Please amend your filing to include updated financial statements for the interim period ended May 31, 2007 in accordance with Item 310(g) of Regulation S-B.

In response to this comment, the Company updated the filing to include May 31, 2007 financial statements.
2.
We have read your response to prior comment one indicating that you revised your Statements of Stockholders’ Equity to yield a corresponding figure of $44,354 for the par value of $0.001 associated with the number of shares outstanding before the reverse merger. However, your line item presenting the reverse merger transaction in the statement of Stockholders’ Equity does not properly cross foot to the total amount of $2,704. It appears you need to make an adjustment to additional paid-in capital of $24,058 to yield the figure of $(2,704) in the line item total, while also correcting the total in the additional paid-in capital column to $59,942. Please revise your financial statements accordingly.

In response to this comment, the February 28, 2007 financial statements have been superceded by the May 31, 2007 financial statements in Amendment No.5.  We have ensured that the statement of stockholders' equity is correct in the May 31, 2007 financial statements.  We have also reviewed the filing for the 10QSB for the period ended February 28, 2007 and intend to amend the filing to correct the statement of stockholders' equity and to revise Note 4 in connection with comment 3 below.

Note 4-Reverse Merger and Recapitalization, page F-8

3.
We have read your response to prior comment three, indicating that you deleted the sentence “all common shares outstanding of nuance were converted into an equal number of common shares of farrier,” in an attempt to clarify when the reverse merger between Nuance and Farrier occurred. However, you continue to disclose that the effective date of merger was December 29, 2006, while also stating that Farrier merger with Nuance on January 4, 2007. We reissue prior comment three.

In response to this comment, the Company revised the disclosure to clarify that there were actually two separate merger transactions that took place: one on December 29, 2006 and the other on January 4, 2007. On December 29, 2006, an Agreement of Merger and Plan of Reorganization was entered into by and among Farrier Resources Corp. (the “Company”), Nuance Resources Corp., a privately held Nevada corporation (“Nuance”), and Farrier Acquisition, Inc. (“Acquisition Sub”), a newly formed wholly-owned subsidiary of the Company. In this transaction, the Acquisition Sub merged with and into Nuance, such that the Acquisition Sub ceased to exist and Nuance survived and became a wholly-owned subsidiary of the Company.

On January 4, 2007, another merger transaction took place. In this transaction, Nuance merged with and into the Company a parent/ subsidiary merger, with the Company as the surviving corporation. Upon completion of this merger, the Company’s name was changed to "Nuance Resources Corp." and the Company's Articles of Incorporation have been amended to reflect this name change.

Audited Financial Statements

Note 6-Subsequent Events, page F-19

4.
We note that you added tentative disclosure of the reverse merger transaction under this heading, indicating the transaction has not yet occurred. Please update this disclosure with current information, indication clearly the date of the exchange and other pertinent details. Please ask your auditor to read AU §§711.10 through 13, and to follow guidance in AU §530.04 in dating the audit opinion on reissuance.

In response to this comment, the Company addressed this comment by revised the subsequent events note detailing the merger transaction and by including all subsequent events that have occurred.  The auditor's have also included an updated audit report which is now double dated for Note 6 to April 5, 2007.

Please feel free to call me at 702-312-6255 if you have any questions about this comment letter.

Sincerely,

CANE CLARK LLP

/s/ Scott Doney
Scott Doney, Esq.

SD:kd